January 8, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	NNN Realty Advisors, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-142682)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NNN Realty Advisors, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-142682), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 7, 2007.
The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. On December 7, 2007, Registrant merged with Grubb & Ellis Company. As a result of the merger, Registrant’s common stock was exchanged for the common stock of Grubb & Ellis Company, therefore proceeding with the registration of Registrant’s common stock is no longer warranted.
The Registrant confirms that no securities have been sold pursuant to the Registration Statement.
The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by Grubb & Ellis Company, our corporate parent.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at NNN Realty Advisors, Inc., 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705, facsimile number (866) 405-6905, with a copy to the Company’s counsel, Latham & Watkins LLP, Attn: William J. Cernius, 650 Town Center Drive, 20th Floor, Costa Mesa, California 92626-1925, facsimile number (714) 755-8290.
If you have any questions with respect to this matter, please contact William J. Cernius of Latham & Watkins LLP at (714) 755-8172.
Sincerely,
NNN REALTY ADVISORS, INC.
By: /s/ SCOTT D. PETERS
SCOTT D. PETERS
PRESIDENT AND CHIEF EXECUTIVE OFFICER